SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

DIGIMARC CORPORATION

(Name of Subject Company)

DIGIMARC CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

253807101

(CUSIP Number of Class of Securities)

Bruce Davis
Chief Executive Officer and Chairman of the Board
Digimarc Corporation

9405 S.W. Gemini Drive

Beaverton, Oregon 97008

(503) 469-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Roy W. Tucker, Esq.
Perkins Coie LLP
1120 N.W. Couch Street, 10th Floor
Portland, Oregon 97209
(503) 727-2091

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 (this “Amendment”) amends and supplements Item 9 of the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2008, as amended by Amendment No. 1 dated July 7, 2008 (the “Schedule 14D-9”) by Digimarc Corporation, a Delaware corporation (“Digimarc”).  The Schedule 14D-9 relates to the tender offer by Dolomite Acquisition Co. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of L-1 Identity Solutions, Inc., a Delaware corporation (“L-1”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Digimarc, together with the associated preferred stock purchase rights of Digimarc (collectively, the “Shares”) at a purchase price of $11.90 per Share (as such price may be adjusted in accordance with the Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, by and among L-1, Purchaser and Digimarc), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (that, together with the Offer to Purchase, as each of the same may be amended or supplemented from time to time, constitute the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time), filed by L-1 and Purchaser with the SEC on July 3, 2008.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9.             Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(12)	Press release issued by Digimarc on July 16, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 16, 2008).

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2008

DIGIMARC CORPORATION

By:	/s/ BRUCE DAVIS
Bruce Davis
Chairman and Chief
Executive Officer

3

EXHIBIT INDEX

Exhibit No.	Description
(a)(12)	Press release issued by Digimarc on July 16, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 16, 2008).